SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 2)*

REVEN HOUSING REIT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12116R106

(CUSIP Number)

Chad M. Carpenter

7911 Herschel Avenue, Suite 201

La Jolla, California 92037

Telephone: (858) 459-4000

(Name, address and telephone number of person
authorized to receive notices and communications)

September 27, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Chad M. Carpenter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	11,568,060(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	11,568,060(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,568,060(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(2)
14	TYPE OF REPORTING PERSON IN

________________

(1)	Includes warrants to purchase 3,260,880 shares of Common Stock.
(2)	Based on 71,121,760 shares of Common Stock outstanding as of October 7, 2013, assuming the exercise of the warrants to purchase 3,260,880 shares of Common Stock.

ITEM 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain Items of the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 12, 2012 by furnishing the information set below.

This Amendment is filed by Mr. Chad M. Carpenter with respect to the common stock, par value $0.001 per share (“Common Stock”) of Reven Housing REIT, Inc. (f/k/a Bureau of Fugitive Recovery, Inc.), a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7911 Herschel Avenue, Suite 201, La Jolla, CA 92037.

ITEM 2. Identity and Background

(a) This 13D is filed by Chad M. Carpenter (the “Reporting Person”).

(b) The Reporting Person’s address is 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

(c) The Reporting Person’s principal occupation is Chairman and Chief Executive Officer of the Issuer. The Issuer’s principal business address is 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

(d) To the best of the Reporting Person’s knowledge, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds and Other Consideration.

On October 18, 2012, the Issuer issued convertible promissory notes (the “First Bridge Notes”) to certain accredited investors in the aggregate principal amount of $500,000, including a First Bridge Note to the Reporting Person in the principal amount of $225,000. In addition, the Reporting Person exchanged a convertible promissory note that was previously issued to him by the Issuer in July 2012 pursuant to the terms thereof for a First Bridge Note in the principal amount of $27,176, which included the principal of the exchanged convertible promissory note and accrued interest thereon. The maturity date of the First Bridge Notes is the earlier of December 31, 2013 or the date on which the Issuer consummates an equity financing in which it sells shares of its capital stock with an aggregate sales price of at $5,000,000 or more (a “Qualified Equity Financing”). The First Bridge Notes bear interest at a rate of 10 percent per annum payable in full on the maturity date. In the event the Issuer consummates a Qualified Equity Financing prior to December 31, 2013, then the holders of the First Bridge Notes at their option may convert the outstanding principal and accrued interest under the First Bridge Notes into shares of the Issuer’s capital stock issued in the Qualified Equity Financing at the same price and on the same terms as the investors in such financing.

In connection with the issuance of the First Bridge Notes, the Issuer also issued to those certain investors 5-year warrants exercisable for shares of the Issuer’s capital stock issued in the Qualified Equity Financing (the “First Bridge Warrants”). The exercise price of the First Bridge Warrants will be the same as the price per share of the equity securities sold to investors in the Qualified Equity Financing, and each First Bridge Warrant provides for 100% warrant coverage on the principal amount of the related First Bridge Note. As such, the Reporting Person received two First Bridge Warrants for 100% coverage of his First Bridge Note in the principal amount of $27,176 and $225,000, respectively.

On January 3, 2013, the Issuer issued convertible promissory notes (the “Second Bridge Notes” and, together with the First Bridge Notes, the “Notes”) to certain accredited investors in the aggregate principal amount of $500,000, including a Second Bridge Note to Reven Capital, LLC for the principal amount of $400,000. Reven Capital, LLC is owned by the Reporting Person. The Second Bridge Notes had substantially the same terms and conditions as the First Bridge Notes, including the maturity date, conversion mechanics and rate, and interest rate.

In connection with the issuance of the Second Bridge Notes, the Issuer also issued to those certain investors 5-year warrants exercisable for shares of the Issuer’s capital stock issued in the Qualified Equity Financing (the “Second Bridge Warrants”). The Second Bridge Warrants have substantially the same terms and conditions as the First Bridge Warrants, including the exercise price, the amount of warrant coverage and the length of the Second Bridge Warrants’ term. As such, Reven Capital, LLC received a Warrant for 100% coverage of its Second Bridge Note in the principal amount of $400,000.

On September 27, 2013, prior to the conversion of the Notes, Reven Capital, LLC assigned its Second Bridge Note and Second Bridge Warrant to the Reporting Person.

Stock Purchase Agreement

On September 27, 2013, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with King APEX Group II, Ltd. (“King APEX II”) and King APEX Group III, Ltd. (“King APEX III” and, together with KING APEX II, the “Investors”), which Investors are both managed by Allied Fortune (HK) Management Limited, a Hong Kong based funds management company, in connection with a proposed private placement of up to 125,000,000 shares of its Common Stock at a price of $0.20 per share, for aggregate gross proceeds of up to $25 million. Pursuant to the Purchase Agreement, on September 27, 2013, the Issuer consummated a Qualified Equity Financing in the form of a private placement of 55,000,000 shares of its Common Stock at a price of $0.20 per share, for aggregate gross proceeds of $11 million. The Issuer expects to conduct additional closings for up to an additional $14,000,000 before the end of the calendar year.

Conversion of the Notes

In connection with the Qualified Equity Financing, on September 27, 2013, the Issuer also converted $902,176 of principal outstanding under the Notes at the offering price of $0.20 per share pursuant to a Convertible Promissory Note Conversion Agreement entered into among the Issuer and the certain holders of the Notes. The Reporting Person was a party to such agreement, pursuant to which the Reporting Person converted his Notes in the aggregate outstanding principal amount of $652,176 into 3,260,880 shares of Common Stock in exchange for cancelling the Reporting Person’s Notes; the Reporting Person received cash for the accrued interest on the Notes.

The foregoing descriptions of the Purchase Agreement and Convertible Promissory Note Conversion Agreement are only a summaries and are qualified in their entirety by reference to the complete text of the form of Purchase Agreement and Convertible Promissory Note Conversion Agreement, which are filed as Exhibit 99.1 and 99.2, respectively, to this Amendment and incorporated by reference in this Item 3.

ITEM 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Amendment, which is incorporated herein by reference.

The shares of Common Stock to which this Amendment relates are held by the Reporting Person as an investment. The Reporting Person disclaims any membership in a group relating to the Issuer except with respect to the Voting Agreement (as defined herein in Item 6 below) described below in Item 6 of this Amendment, which is incorporated herein by reference, to which the Reporting Person is a party to and has agreed to vote his shares in accordance therewith.

Other than as described in this Amendment, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosures set forth under Items 3 and 4 of this Amendment, which disclosure is incorporated herein by reference.

As of the date of this Amendment, the Reporting Person beneficially owns 8,307,180 shares of Common Stock and warrants to purchase 3,260,880 shares of Common Stock. Assuming the exercise of such warrants, the Reporting Person would own 11,568,060 shares of Common Stock or 16.3% of the Issuer’s shares of Common Stock based on 67,860,880 shares of Common Stock currently outstanding prior to the exercise of any warrants and 71,121,760 shares of Common Stock outstanding after the exercise of the Reporting Person’s warrants. Except for the Reporting Person’s obligations in connection with the Voting Agreement as described in Item 6 below, the Reporting Person has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, his shares of Common Stock.

As of the date of this Amendment, King APEX II beneficially owns 25,000,000 shares of Common Stock, or 36.8% of the Issuer’s shares of Common Stock based on 67,860,880 shares of Common Stock currently outstanding prior to the exercise of any warrants. Except for King APEX II’s obligations in connection with the Voting Agreement as described in Item 6 below, King APEX II has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, his shares of Common Stock.

As of the date of this Amendment, King APEX III beneficially owns 30,000,000 shares of Common Stock, or 44.2% of the Issuer’s shares of Common Stock based on 67,860,880 shares of Common Stock currently outstanding prior to the exercise of any warrants. Except for King APEX III’s obligations in connection with the Voting Agreement as described in Item 6 below, King APEX III has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, his shares of Common Stock.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Qualified Equity Financing described above, on September 27, 2013, the Issuer, the Investors and the Reporting Person, entered into a voting agreement (the “Voting Agreement”), pursuant to which they agreed to vote their shares to elect four members of the Board of Directors of the Issuer as designated by the majority-in-interest of the investors (the “Investor Designees”) and two members of the Board of Directors of the Company as designated by the Founder (the “Founder Designees”). The Voting Agreement further provides that one of the Founder Designees shall be the Issuer’s Chief Executive Officer. The Voting Agreement will terminate upon the earlier of (i) the closing date of the Issuer’s first public offering of shares of its Common Stock; (ii) upon the approval by the Issuer’s Board of Directors to apply for listing of the Issuer’s Common Stock on the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE Euronext or the New York Stock Exchange; or (iii) the agreement by the Founder and a majority-in-interest of the Investors.

The foregoing description of the Voting Agreement is only a summary and is qualified in its entirety by reference to the complete text of the form of Voting Agreement, which is filed as Exhibit 99.3 to this Amendment and incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Stock Purchase Agreement, by and among the Issuer and the Investors, dated as of September 27, 2013, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2013 and incorporated by reference herein.

99.2	Convertible Promissory Note Conversion Agreement, by and among the Issuer and certain holders of the Notes, filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2013 and incorporated by reference herein.

99.3	Voting Agreement, by and among the Issuer, the Reporting Person and the Investors, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2013 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2013	/s/ Chad M. Carpenter
Chad M. Carpenter

EXHIBIT INDEX

Exhibit Number	Description
99.1	Stock Purchase Agreement, by and among the Issuer and the Investors, dated as of September 27, 2013, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2013 and incorporated by reference herein.
99.2	Convertible Promissory Note Conversion Agreement, by and among the Issuer and certain holders of the Notes, filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2013 and incorporated by reference herein.
99.3	Voting Agreement, by and among the Issuer, the Reporting Person and the Investors, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2013 and incorporated by reference herein.